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                                                                  EXHIBIT (a)(6)


Election to Exchange Options - Confirmation

This message confirms that we have received your Letter of Transmittal concerning exchange of stock options. Pursuant to the Offer to Exchange and the Letter of Transmittal, unless you otherwise rescind your Letter of Transmittal before 5:00 p.m. Central Time on August 27, 2001, we will cancel all options that you have elected to exchange on August 27, 2001. The replacement options will be granted and priced on or after February 28, 2002, subject to your continued employment and other terms of the Offer.

If you have any questions, or if you did not intend to submit this Letter of Transmittal, please contact Sheila Langehennig at extension 6019.

Reminder, this Letter of Transmittal is not revocable after August 27, 2001.

Thank you,


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